

March 24, 2011

Jaime Brodeth
President
Advanced Messaging Solutions, Inc.
2377 Gold Meadow Way, Suite 100
Gold River, CA 95670

> **Re:** **Advanced Messaging Solutions, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 16, 2011**
> **File No. 333-160069**

Dear Mr. Brodeth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure on page 3 regarding a transaction contemplated by the Letter of Intent described in your current report on Form 8-K filed on March 9, 2011. Pursuant to Note A to Schedule 14A, it appears that you should provide materially complete disclosure regarding the proposed share exchange transaction that you entered into with Shenzhen CC Power Corporation. Please either revise your proxy statement to provide such disclosure or provide us with your analysis why you believe such disclosure is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Phil Rothenberg at (202) 551-3466 or, in his absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel